November 26, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:        H. Roger Schwall

Re:	Core Resource Management, Inc.
Registration Statement on 10-12G
Originally Filed July 25, 2013, and as Amended on October 29, 2013
File No. 0-55010

Dear Mr. Schwall:

This letter sets forth the responses of Core Resource Management, Inc., a Nevada corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 6, 2013 concerning the Company’s Registration Statement on Form 10-12G (File No. 0-55010).

For your convenience, we set forth in this response letter each comment from the Staff’s comment letter in bold type-face followed by the Company’s response below it.

General

1.	You became subject to the periodic reporting requirements of the Securities Exchange Act of 1934 when your Form 10 became automatically effective. It appears your Form 10-Q for the quarter ended June 30, 2013 is currently delinquent as it should have been filed 45 days after the end of the fiscal quarter. Please file your delinquent report or tell us when it will be filed.

Response: The reason that the Company did not file a Form 10-Q for the quarter ended June 30, 2013 is that the Company was not subject to the filing requirements of the Securities Exchange Act of 1934, as amended, and thus the Company believes that it is not delinquent as indicated by the Staff.

2.	Please ensure all correspondence is filed on EDGAR. In particular, please file your correspondence dated October 29, 2013. In your response to each of our comments, please also specify where and how you have complied with our comment.

Response: The Company has filed on EDGAR its correspondence to the Staff dated October 29, 2013, as well as this correspondence. Both items of correspondence mentioned in the preceding sentence specify where and how the Company has complied with the Staff’s comments.

Securities and Exchange Commission
November 26, 2014

3.	We note your response to comment 1 in our letter dated August 20, 2013, and the related revisions in you filing. Please update your beneficial ownership as of a more recent practical date.

Response: The beneficial ownership of the Company was updated in its Form 10-K for the year ended December 31, 2013 (Item 12, Page 21), which was filed on April 18, 2014.

Summary

Recent Activity

4.	We note your response to comment 6 in our letter dated August 20, 2013. Please revise to disclose the amount of proved reserves acquired or that no proved reserves were acquired. Additionally, we are reissuing the a portion of our prior comment: Please be mindful of the reporting requirements for acquisitions under Rules 8-04 and 8-05 of Regulation S-X and FASB ASC 805 with regard to these acquisitions. Where you believe that disclosure under these rules is not required, please explain to us how you arrived at your determination. Refer also to the guidance in Item 1200 of Regulation SK.

Response: A reserve report on the Company’s oil and gas properties was included as an Exhibit (Exhibit 99.1) to the Company’s Form 10-K for the year ended December 31, 2013, and the reserve information is described in the body of our Form 10-K (Item 1, Pages 2 and 3).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

5.	We note your response to comment 14 in our letter dated August 20, 2013. If any of the $4.2 million in capital raised was received from affiliates, please indicate as much and provide an appropriate cross-reference. Please see Item 303(a) of Regulation S-K.

Response: The Staff’s comment is duly noted, and we hereby advise the Staff that none of the $4.2 million was received from affiliates of the Company.

Directors and Executive Officers

6.	We note your response to comment 16 in our letter dated August 20, 2013. Please further revise the biographies to limit them to the factual information required by Item 401(e)(1) of Regulation S-K. Please remove all subjective or conclusory statements or descriptions such as:

•            "Nationally recognized";
•            "three short years";
•            "involved."

Securities and Exchange Commission
November 26, 2014

Response: The Staff’s comment has been duly noted and the adherence to the comment is reflected in the Company’s Form 10-K for the year ended December 31, 2013, which was filed on April 18, 2014 (Item 10, Pages 17 and 18).

7.	We note your response to comment 5 in our letter dated August 20, 2013. To the extent you choose to retain reference to Mr. Glenn's association with "several publicly traded companies," please provide a risk factor to address the following:

•	Diversified Corporate Resources stopped reporting in 2006 without explanation or filing a Form 15;
•	Ergobilt ceased filing periodic filings in 1998, without explanation or filing a Form 15. A Form 8-K filed on August 25, 1998 indicated that its auditor — PriceWaterhouseCoopers — had resigned after finding that there were significant internal control deficiencies giving rise to material audit adjustments; and
•	Safeguard Security Holdings filed a registration statement in 2006 that never went effective and the company never filed any periodic reports with the Commission.

Response: W. Brown Glenn, Jr, resigned as an officer and director of director of the Company on March 27, 2014 (Form 8-K filed on April 1, 2014) and his resignation is mentioned in the Company’s Form 10-K for the year ended December 31, 2013 (Item 10, Page 18). Accordingly, there are no references to Mr. Glenn’s former associations in the Form 10-K or elsewhere since his resignation.

Compensation Discussion and Analysis

Summary Compensation Table

8.	We note your response to comment 19 in our letter dated August 20, 2013. Please revise your summary compensation table to provide information for the last two completed fiscal years. Please see Item 402(n)(1) of Regulation S-K.

Response: The summary compensation table was revised in the Company’s Form 10-K for the year ended December 31, 2013 to adhere to the Staff’s comment (Item 11, Page 21). There was no compensation paid by the Company to officers or directors in the prior year (i.e., calendar year ended December 31, 2012).

Financial Statements

Notes to Financial Statements

Note 10 – Subsequent Events

9.	You state in your response to comment 23 in our letter dated August 20, 2013 that you revised your footnote disclosure in response to our comment. However, we were not able to find the revisions to your disclosure. As previously requested, please expand your disclosure regarding investments in oil and gas properties to include a description of the properties acquired subsequent to year-end, the dates of the acquisitions, and the purchase price. Additionally, please explain to us why you refer to two properties here, when disclosure on page 1 of your filing refers to three acquisitions. Refer to FASB ASC 85510-50-2.

Securities and Exchange Commission
November 26, 2014

Response: The Staff’s comment is duly noted and the revisions to comply with this comment are set forth in Company Form 10-K for the year ended December 31. 2013 (filed on April 18, 2014).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The undersigned, as President and on behalf of the Company, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing address each of the Staff’s concerns as indicated in its comment letter. Please do not hesitate to contact me (602-314-3230) or the Company’s attorney, Phillip A. Wylie of Snell Wylie & Tibbals in Dallas, Texas (214-691-2500), should you have any questions regarding the foregoing.

Sincerely,

/s/ James D. Clark

James D. Clark
President and Interim CEO

cc: Phillip A. Wylie, Esq.